MAIA Biotechnology, Inc.
4444 West Lake Street, Suite 1700
Chicago, IL 60606

June 28, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549
Attention: Jordan Nimitz

Re:	MAIA Biotechnology, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed May 31, 2022 File No. 333-264225

Dear Ms. Nimitz:

We have set forth below responses to the comments of the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “SEC”) contained in its letter dated June 6, 2022 with respect to the Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-264225) (the “S-1”) filed with the SEC on May 31, 2022 by MAIA Biotechnology, Inc., a Delaware corporation (the “Company”). For your convenience, the text of the Staff’s comment is set forth below followed by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 4 to the S-1 (the “Amended S-1”) filed with the SEC concurrently with the submission of this letter.

Amendment No. 3 to Form S-1 filed May 31, 2022

Cover Page

1.

We note your revised disclosure that you intend to apply to list your common stock on the NYSE American but that there is no assurance that your listing application will be approved. Please revise to state whether listing approval is a condition to the offering. If it is not, include related risk factor disclosure. Please also amend your references to “NYSE” to clarify that you are referring to the NYSE American.

COMPANY RESPONSE: The disclosure on the cover page of the Amended S-1 has been revised in accordance with the Staff’s comment, including disclosure that listing approval is a condition to the offering. We have also amended references to “NYSE” to clarify that we are referring to the NYSE American.

June 28, 2022

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or e-mail our legal counsel, Janeane Ferrari, at 212-407-4209, jferrari@loeb.com. Thank you for your time and attention to this filing.

MAIA BIOTECHNOLOGY, INC.

/s/ Vlad Vitoc
Name: Vlad Vitoc
Title: Chief Executive Officer

cc:Janeane Ferrari, Esq.